

November 25, 2014

Via E-mail
Mr. Joseph A. Molino, Jr.
Chief Financial Officer
P&F Industries, Inc.
445 Broadhollow Road, Suite 100
Melville, NY   11747

       Re: P&F Industries, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 28, 2014
              Form 10-Q for the Quarterly Period Ended September 30, 2014
              Filed November 13, 2014
              File No. 001-05332

Dear Mr. Molino:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 44

1.   We note the disclosures relating to your management's evaluation and their conclusions regarding the effectiveness of your disclosure controls and procedures as well as disclosure of your management having performed the required assessment of your internal control over financial reporting as of December 31, 2013. However, it does not appear you have provided a conclusive statement by management regarding the effectiveness of your internal control over financial reporting as of December 31, 2013 as required by Item 308(a)(3) of Regulation S-K. Please amend your December 31, 2013 Form 10-K to include a revised management's report on internal control over financial

reporting that includes a conclusion regarding the effectiveness of your internal control over financial reporting. Note the amendment should include updated Section 302 certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Note 3 – Acquisitions, page 9

2.   We see that during the quarter ended September 30, 2014 you acquired Exhaust Technologies, Inc. (ETI), Universal Air Tool Company Limited (UAT) and Air Tool Service Company (ATSCO). Please provide us with your calculations of the significance test outlined at Rule 8-04(b)(3) of Regulation S-X for each of the referenced acquisitions.

3.   We note in your disclosure on the allocation of goodwill to each of the entities acquired. We further note you disclose that "Goodwill attributable to ATSCO will be amortized for fifteen years for tax purposes, but not deductible for financial reporting purposes" and "Goodwill attributable to ETI and UAT is not amortizable for tax purposes or deductible for financial reporting purposes." Please confirm, if true, that your accounting policy related to the measurement of goodwill subsequent to its initial recognition complies with FASB ASC Topic 350-20-35-1. Revise future filings to clearly indicate your compliance with the referenced authoritative U.S. GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb for

Kevin L. Vaughn
Accounting Branch Chief

cc (via E-mail): Richard B. Goodman, General Counsel